Katten

KattenMuchinRosenman LLP

575 Madison Avenue

New York, NY 10022-2585

212.940.8800 tel

212.940.6400 fax

WAYNE A. WALD

wayne.wald@kattenlaw.com

212.940.8508 direct

212.894.5508 fax

October 8, 2010

Via Edgar Transmission and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

CF/AD 5

100 F Street N.E.

Washington D.C. 20549

Mail Stop 3561

Attention: David R. Humphrey, Branch Chief

Re:	Carrols Restaurant Group, Inc. Form 10-K for the year ended January 3, 2010 File No. 001-33174

Dear Mr. Humphrey:

Set forth below is the response on behalf of Carrols Restaurant Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 23, 2010 (the “Comment Letter”) concerning the referenced Form 10-K which was filed with the Commission on March 9, 2010. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

Form l0-K for the year ended January 3, 2010

Part I, page 2

1.	In future filings, please delete the penultimate sentence of the fourth paragraph of this section to remove any inference that you are disclaiming the accuracy or completeness of information included in your Annual Report on Form l0-K.

The Company will revise the disclosure as requested by the Staff in its future filings with the Commission.

David R. Humphrey

October 8, 2010

Selected Financial Data, page 40

2.	Please revise your table under “Other financial data” to balance your disclosure by including cash from investing and financing activities.

The Company will revise the disclosure as requested by the Staff in its future filings with the Commission.

3.	In note (5), you state that segment EBITDA is defined as earnings before interest, income taxes, depreciation and amortization, impairment and other lease charges, stock based compensation expense, other income, and gains and losses on extinguishment of debt. As this deviates from the standard calculation of EBITDA, please revise your caption to indicate that certain other adjustments have been made, such as by using the caption “adjusted EBITDA”. Similarly, please also revise instances where you discuss segment EBITDA margin. Changes should be made throughout the document as appropriate.

The Company will revise the disclosure as requested by the Staff in its future filings with the Commission.

Financial Statements

Note 18—Selected Quarterly Financial and Earnings Data, page F-29

4.	Please remove the reference to “Gross Profit” from your table in a manner consistent with your income statement presentation. We consider “Income from operations” to be the more appropriate measure of profitability in the industry.

The Company will revise the disclosure as requested by the Staff in its future filings with the Commission.

Definitive Proxy Statement filed April 27, 2010

General

5.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company has determined that its compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. This conclusion was based on a review conducted by the Company’s executive management in connection with the preparation of our 2010 Proxy Statement. Such review encompassed

David R. Humphrey

October 8, 2010

all of the Company’s compensation policies and practices (including incentive compensation arrangements) for all of our employees, including our executive officers. In conducting this review our executive management team focused on identifying any facets of these programs that could potentially encourage excessive risk taking, including assessment of the specific factors identified by the SEC as potentially triggering disclosure. The following were among the factors the Company’s executive management team considered in reaching its conclusion:

•	Overall compensation is comprised of a mix of long and short term compensation, primarily including base salary, annual cash incentive bonus and long term incentives (in the form of equity awards);
•	A portion of variable compensation is comprised of long-term equity incentives which carry multiple year vesting schedules;
•	Scaled target levels of performance must be achieved before employees are eligible to receive the bulk of variable annual incentive compensation;
•

For the majority of our senior executives, the amount of variable annual incentive compensation received requires attainment of both individual goals and objectives as well as Company performance metrics, and many of such individual goals and objectives are not formulaic, but based on subjective judgments during our annual performance review process;

•	Compensation policies and practices are substantially similar in structure across our several business units; and
•	Individual variable compensation is generally capped, and overall variable compensation is not a significant percentage of the Company’s revenues or the revenues of any of our several business units.

In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David R. Humphrey

October 8, 2010

If you have any questions regarding any of our responses, please feel free to call me ((212) 940-8508) or Joseph A. Zirkman, Vice President and General Counsel of the Company ((315) 424-0513 ext. 2333).

Sincerely,

/s/ Wayne A. Wald

Wayne A. Wald

cc:	Mr. Paul Flanders
Joseph A. Zirkman, Esq.
Dana Brown
Kristen Shifflet
Margery Reich